FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Santiago (Chile), February 9, 2010

Mr. Superintendent of Securities and Insurance:

Dear Sirs:

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A. (the “Company”), a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, hereby informs you that yesterday, our Argentine subsidiary Alto Paraná S.A. (“APSA”), was served with an administrative decision issued by the Argentine Fiscal Tribunal of the Nation (Tribunal Fiscal de la Nación) (“TFN”), ordering APSA to pay 300,965,382 Argentine pesos in taxes and interest accrued through December 14, 2007 and 116,942,825 Argentine pesos in fines.  Such amounts arise from the rejection of certain deductions effected by APSA with respect to the Income Tax (Impuesto a las Ganancias) of certain expenses, interests and exchange rate differences generated by an indebtedness agreed upon by APSA in 2001.

APSA will appeal the decision of the TFN before the relevant judicial tribunal in Argentina, which is the National Chamber of Appeals for Federal Contentious Administrative matters (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal), because APSA believes that the charges are wholly unfounded.

Based on the opinion of the lawyers of APSA in Argentina, there are solid arguments and jurisprudence precedents that suggest that the appeal to be filed by APSA before the high courts of justice in Argentina will be successful.

Finally, it is deemed that the abovementioned administrative decision will not have a material impact in the financial situation of the Company and will not affect its operations.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c.      Bolsa de Comercio de Santiago
La Bolsa St. Nº64, Stgo.

Bolsa Electrónica de Chile
Huérfanos 770, 14th Floor, Stgo.

Bolsa de Valores de Valparaíso
P.O. Box 218-V.   Valparaíso

Representante de Tenedores de Bonos
(Banco Santander)
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   February  9, 2010                                                           By:     /s/  Gianfranco Truffello
Name:  Gianfranco Truffello
Title:    Chief Financial Officer